Note 1 - Organization

          T. Rowe Price Realty Income Fund III, America's Sales-Commission-Free Real Estate Limited Partnership (the "Partnership"), was formed October 20, 1986, under the Delaware Revised Uniform Limited Partnership Act for the purpose of acquiring, operating, and disposing of existing income-producing commercial and industrial real estate properties. T. Rowe Price Realty Income Fund III Management, Inc., is the sole General Partner. The initial offering resulted in the sale of 253,641 limited partnership units at $250 per unit.

          In accordance with provisions of the partnership agreement, income from operations is allocated and related cash distributions are generally paid to the General and Limited Partners at the rates of 1% and 99%, respectively. Sale or refinancing proceeds are generally allocated first to the Limited Partners in an amount equal to their capital contributions, next to the Limited Partners to provide specified returns on their adjusted capital contributions, next 3% to the General Partner, with any remaining proceeds allocated 85% to the Limited Partners and 15% to the General Partner. Gain on property sold is generally allocated first between the General Partner and Limited Partners in an amount equal to the depreciation previously allocated from the property and then in the same ratio as the distribution of sale proceeds. Cash distributions, if any, are made quarterly based upon cash available for distribution, as defined in the partnership agreement. Cash available for distribution will fluctuate as changes in cash flows and adequacy of cash balances warrant.

          Note 3 - Transactions with Related Parties and Other Entities

          As compensation for services rendered in managing the affairs of the Partnership, the General Partner earns a partnership management fee equal to 9% of net operating proceeds. The General Partner earned partnership management fees of $282,000, $342,000, and $297,000 in 1995, 1994, and 1993, respectively. In addition, the General Partner's share of cash available for distribution from operations, as discussed in Note 1, totaled $28,000, $34,000, and $30,000 in 1995, 1994, and 1993,
          respectively.

          In accordance with the partnership agreement, certain operating expenses are reimbursable to the General Partner. The General Partner's reimbursement of such expenses totaled $77,000, $74,000, and $82,000 for communications and administrative services performed on behalf of the Partnership during 1995, 1994, and 1993, respectively.

          An affiliate of the General Partner earned a normal and customary fee of $12,000, $15,000, and $16,000 from the money market mutual funds in which the Partnership made its interim cash investments during 1995, 1994, and 1993, respectively.









          LaSalle Advisors Limited Partnership ("LaSalle") is the Partnership's advisor and is compensated for its advisory services directly by the General Partner. LaSalle is reimbursed by the Partnership for certain operating expenses pursuant to its contract with the Partnership to provide real estate advisory, accounting, and other related services to the Partnership. LaSalle's reimbursement for such expenses during each of the last three years totaled $120,000.

          An affiliate of LaSalle earned $54,000, $37,000, and $7,000 in 1995, 1994, and 1993, respectively, as property manager for several of the Partnership's properties.